UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549










                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*

                                 Coinstar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  19259 P-30-0
                               ------------------
                                 (CUSIP Number)


       Richard C. Hedreen                  Robert C. Diercks
       P.O. Box 9006                       Foster Pepper & Shefelman PLLC
       Seattle, Washington 98109           1111 Third Avenue, Suite 3400
       (206) 624-8909                      Seattle, WA  98101
                                           (206) 447-4400
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 11, 2001
                               ------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                Page 1 of 8 pages

-------------------------                           ----------------------------
CUSIP NO. 19259 P-30-0                 13D            Page 2 of 8 Pages
-------------------------                           ----------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Hedreen Joint Venture
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                   (b) |_|

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO

-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         State of Washington
-------- -----------------------------------------------------------------------
              ----- ------------------------------------------------------------
NUMBER OF       7    SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY
   EACH
REPORTING
  PERSON
   WITH
              ----- ------------------------------------------------------------
                8    SHARED VOTING POWER


              ----- ------------------------------------------------------------
                9    SOLE DISPOSITIVE POWER


              ----- ------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     1,789,846
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,789,846
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         8.8%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 8 pages

-------------------------                             --------------------------
CUSIP NO. 19259 P-30-0                 13D             Page 3 of 8 Pages
-------------------------                             --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard C. Hedreen
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |X|
                                                              (b) |_|

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO

-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------- -----------------------------------------------------------------------
             ----- -------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER
   SHARES
BENEFICIALLY        898,542
  OWNED BY
    EACH
 REPORTING
  PERSON
   WITH
             ----- -------------------------------------------------------------
               8    SHARED VOTING POWER


             ----- -------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER


             ----- -------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,789,846
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,789,846
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         8.8%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                Page 3 of 8 pages

Item 1. Security and Issuer.

     This statement relates to the Shares of Common Stock, $0.001 par value per share, (the "Shares") of Coinstar, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1800 114th Avenue S.E., Bellevue, Washington 98004.

Item 2. Identity and Background.

     The persons filing this statement are Hedreen Joint Venture ("JV") and Richard C. Hedreen ("Mr. Hedreen). JV is a Washington joint venture whose principal business is administering the brokerage accounts of the joint venturers (the "Venturers") as one pooled fund for the sole purpose of cross-collateralization. Mr. Hedreen is JV's sole manager. The principal office of JV is P.O. Box 9006, Seattle, Washington 98109. The names, business addresses and principal business of the Venturers are as follows:

     a. Richard C. Hedreen, Hedreen Joint Venture, P.O. Box 9006, Seattle, Washington 98109. Mr. Hedreen is the sole manager of the JV.

     b. Carl  Hedreen  Irrevocable  Trust,  P.O. Box 9006,  Seattle,  Washington
98109.

     c. David T. Lyons, 900 Fourth Avenue, Suite 4050, Seattle, Washington 98164. Mr. Lyons is the trustee of the Carl Hedreen Irrevocable Trust.

     d. Elizabeth Hill Irrevocable Trust, P.O. Box 9006, Seattle, Washington 98109.

     e. David T. Lyons, 900 Fourth Avenue, Suite 4050, Seattle, Washington 98164. Mr. Lyons is the trustee of the Elizabeth Hill Irrevocable Trust.

     f. Guy Hedreen Irrevocable Trust, P.O. Box 9006, Seattle, Washington 98109.

     g. David T. Lyons, 900 Fourth Avenue, Suite 4050, Seattle, Washington 98164. Mr. Lyons is the trustee of the Guy Hedreen Irrevocable Trust.

     h. Jane Hedreen Irrevocable Trust P.O. Box 9006, Seattle, Washington 98109.

     i. David T. Lyons, 900 Fourth Avenue, Suite 4050, Seattle, Washington 98164. Mr. Lyons is the trustee of the Jane Hedreen Irrevocable Trust.

     j. R.C. Hedreen Co., P.O. Box 9006, Seattle, Washington 98109.

     k. Richard C. Hedreen, P.O. Box 9006, Seattle, Washington 98109. Mr. Hedreen is the president of R.C. Hedreen Co.

     l. Hedreen Coinstar Trust, P.O. Box 9006, Seattle, Washington 98109.

     m. Guy M. Hedreen, P.O. Box 9006, and Seattle, Washington 98109. Mr. Hedreen is the trustee of the Hedreen Coinstar Trust.

     n. Hedreen Family Limited Partnership, P.O. Box 9006, Seattle, Washington 98109

     o. Richard C. Hedreen and Elizabeth Ann P. Hedreen, P.O. Box 9006, Seattle, Washington 98109. Mr. and Mrs. Hedreen are the general partners of the Hedreen Family Limited Partnership.

     p. Hedreen Grandchildren's Irrevocable Trust, P.O. Box 9006, Seattle, Washington 98109.

                                Page 4 of 8 pages

     q. David T. Lyons, 900 Fourth Avenue, Suite 4050, Seattle, Washington 98164. Mr. Lyons is the trustee of the Hedreen Grandchildren's Irrevocable Trust.

     r.  Cypress Nevada LLC, P. O. Box 50401, Henseron, Nevada  89016.

     s. R.C. Hedreen Co., P. O. Box 9006, Seattle, Washington 98109. R.C. Hedreen Co. is the manager of Cypress Nevada LLC.

     t. Cypress Partners Limited Partnership, P. O. Box 9006, Seattle, Washington 98109.

      u. Richard C. Hedreen, P. O. Box 9006, Seattle, Washington. Mr. Hedreen is the Managing General Partner of Cypress Partners, Limited Partnership.


     During the last five years, to the best knowledge of JV, Mr. Hedreen and JV have not, nor has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

     JV acquired beneficial ownership over the Shares on January 10, 2001, pursuant to an operating agreement by and among the Venturers, whereby each Venturer contributed the account balance of his or her individual brokerage margin account, comprised of shares of the Issuer as follows:

           Richard C. Hedreen                                 432,114
           Carl Hedreen Irrevocable Trust                      78,573
           Elizabeth Hill Irrevocable Trust                    78,573
           Guy Hedreen Irrevocable Trust                       78,573
           Jane Hedreen Irrevocable Trust                      78,573
           R.C. Hedreen Co.                                   351,428
           Hedreen Coinstar Trust                              93,219
           Hedreen Family Limited Partnership                 115,000
           Hedreen Grandchildren's Irrevocable Trust          483,793


Item 4. Purpose of Transaction.

     As described in Item 3 above, this Schedule 13D relates to the formation of the JV and the connected transfer of the Shares to the JV by the Venturers for purposes of cross-collateralization.

     In September of 2000, Mr. Hedreen requested that the Issuer's Board of Directors review the Issuer's position in another company, Meals.com, with a view towards divesting Meals.com or reducing the Issuer's financial position in the Meals.com business. Mr. Hedreen may use his influence to support divesting or reducing the Issuer's financial position in the Meals.com business.

     Except as disclosed herein, JV and Mr. Hedreen have acquired the shares of the Issuer for investment purposes. At this time, they have no intention of acquiring additional shares of the Issuer, although they reserve the right to make additional purchases on the open market and in private transactions. Except as disclosed herein, JV and Mr. Hedreen have no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     As a result of the transfer of the Shares to JV pursuant to an operating agreement, JV and Mr. Hedreen as manager may be deemed to be the beneficial owners of 1,789,946 shares of Common Stock of the Issuer. Such shares represent 8.8% of the Outstanding Common Stock of the Issuer. This percentage amount is based upon 20,317,188 shares of Common Stock of the Issuer Outstanding on October 31, 2000, as reported by the Issuer on Form 10-Q (file No. 000-22555) filed on November 14, 2000.

                           Page 5 of 8 pages

     Mr. Hedreen, as sole manager of the JV, has dispositive power over the 20,317,188 shares of Common Stock of the Issuer owned by JV and therefore may be deemed to beneficially own such shares, representing approximately 8.8% of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described in Item 3 above, the Venturers formed the JV and entered into an operating agreement, with respect to the securities of the Issuer. The operating agreement provides that the sole purpose of the agreement is to have the Venturers' brokerage accounts be administered as one pooled fund for purposes of cross-collateralization.

     In connection with the above, each of the Venturers executed a Trading Authorization Agreement authorizing the JV and Mr. Hedreen to act on behalf of the JV to dispose of the Shares contained in a JV Account.

     To the best knowledge of the JV, except as set forth in this statement, the JV and Mr. Hedreen do not have, nor do any of the Venturers or controlling persons of the JV have, any contracts, arrangements, understandings, relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies

Item 7. Material to be Filed as Exhibits.

     99.1 Joint Filing Agreement

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  DATED:   January 22, 2001


                                    HEDREEN JOINT VENTURE


                                    By: /s/ Richard C. Hedreen
                                        ----------------------------------------
                                              Richard C. Hedreen, Manager



                                    /s/ Richard C. Hedreen
                                    --------------------------------------------
                                              Richard C. Hedreen

                                  EXHIBIT INDEX

Exhibit       Description
-------       -----------

99.1          Joint Filing Agreement

                                  EXHIBIT 99.1


Joint Filing Agreement
----------------------

     We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

     Dated January 22, 2001.

                                    HEDREEN JOINT VENTURE


                                    By:  /s/ Richard C. Hedreen
                                        ----------------------------------------
                                              Richard C. Hedreen, Manager



                                        /s/ Richard C. Hedreen
                                    --------------------------------------------
                                              Richard C. Hedreen